Exhibit 12.1
NII HOLDINGS, INC.
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES
(dollars in thousands)

		Ten Months	Two Months
	Year Ended	Ended	Ended	Year Ended December 31,
	December 31,	October 31,	December 31,
	2001	2002	2002	2003	2004	2005
(Loss) income from continuing operations before income tax	$(2,378,590)	$1,986,590	$27,973	132,841	135,510	300,576
Add:
Fixed charges	352,216	170,435	13,302	85,897	74,665	105,077
Amortization of capitalized interest	12,654	3,716	743	6,779	7,179	3,067
Less:
Interest capitalized	42,927	8,239	971	6,825	2,598	9,544
Equity in (losses) gains of unconsolidated affiliates	9,640	—	—	—	—	—
Losses attributable to minority interests	—	—	—	—	—

Earnings as adjusted	$(2,066,287)	$2,152,502	$41,047	$218,692	$214,755	$399,176

Preferred stock dividends:	—	—	—	—	—	—
Effective income tax (benefit) provision rate	—	—	—	—	—	—

Preferred stock dividends on pretax basis	—	—	—	—	—	—
Fixed charges:
Interest expense on indebtedness (including amortization of debt expense and discount)	$297,228	$151,579	$10,469	64,623	55,113	72,470
Interest capitalized	42,927	8,239	971	6,825	2,598	9,544
Portion of rent expense representative of interest (30%)	12,061	10,617	1,862	14,449	16,954	23,063

Fixed charges	$352,216	$170,435	$13,302	$85,897	$74,665	$105,077

Ratio of earnings to fixed charges	(5.87)	12.63	3.09	2.55	2.88	3.80

Deficiency of earnings to cover fixed charges	$2,418,503	$—	$—	$—	$—	$—